Exhibit 1.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
MICHAEL N. TAGLICH, Plaintiff, v. DECISIONPOINT SYSTEMS, INC., Defendant.	) ) ) ) ) ) ) ) )	C.A. No.____________

VERIFIED COMPLAINT

Plaintiff Michael N. Taglich (“Plaintiff”) alleges, upon knowledge as to itself and upon information and belief as to all other matters, as follows:

1. This action is brought pursuant to 8 Del. C. § 211 to compel defendant DecisionPoint Systems, Inc. (“DecisionPoint” or the “Company”) to convene an annual meeting of stockholders as far more than 13 consecutive months have passed without any such meeting taking place.

PARTIES

2. DecisionPoint is a corporation organized under the laws of the State of Delaware, with headquarters in Irvine, California.  The Company designs, develops, deploys, and maintains enterprise class mobile computing solutions.  The registered agent of the Company in Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

3. Plaintiff is the record owner of 112,716 shares of voting common stock of the Company.

BACKGROUND

4. The Company was incorporated on August 16, 2010 in Ontario, Canada, and then reincorporated in Delaware on June 15, 2011, in connection with a merger.

5. The Company’s Board of Directors (the “Board”) is currently comprised of the following eight members:  Lawrence Yelin, Chairman, Nicholas R. Toms, Chief Executive Officer and President, Donald Dalicandro, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland, and Robert Schroeder.

6. DecisionPoint has not held an annual meeting of stockholders for election of directors, or elected directors by written consent in lieu of an annual meeting, since it was reincorporated in Delaware on June 15, 2011.  That is, it has been more than 36 months—far more than the 13 months provided for in 8 Del. C. § 211—since the latest to occur of the organization of the corporation, its last annual meeting, or the last action by written consent to elect directors in lieu of an annual meeting.

7. Plaintiff has specifically contacted DecisionPoint to demand that it hold an annual meeting of its stockholders as soon as possible.  Upon information and belief, although this demand has been communicated to DecisionPoint’s board of directors, no action has been taken on that demand.

8. As of the filing date of this Verified Complaint, DecisionPoint has not designated any date for the holding of an annual meeting of stockholders.

9. The Company’s failure to schedule an annual meeting for well over 13 months has denied DecisionPoint’s stockholders of their right timely to elect the Company’s directors.  Plaintiff therefore is entitled to a summary order of this Court pursuant to 8 Del. C. § 211(c) compelling DecisionPoint promptly to convene a meeting of stockholders to elect directors.

10. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff requests that the Court enter an Order:

(i) Compelling the Company to hold an annual meeting of stockholders for the election of its directors and stating that the shares of stock represented, whether in person or by proxy, and entitled to vote at the meeting, shall constitute a quorum for the purpose of such meeting;

(ii) Designating a prompt time and place for the annual meeting of stockholders, not more than thirty days after the Court’s order, setting a record date for the determination of the stockholders entitled to vote at the annual  meeting, and approving the form of notice for the annual meeting;

(iii) Awarding Plaintiff its fees and costs in pursuing this action, including its reasonable attorneys’ fees; and

(iv) Granting Plaintiff such other and further relief as the Court deems just and proper.

Dated: July 14, 2014
____________________________
Rudolf Koch (# 4947)
Christopher H. Lyons (# 5493)
Richards, Layton & Finger, P.A.
One Rodney Square
920 N. King Street
Wilmington, Delaware 19801
(302) 651-7700
  Attorneys for Plaintiff